UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                               (Amendment No. 3)*

                        MIAMI COMPUTER SUPPLY CORPORATION
--------------------------------------------------------------------------------
                                (Name of Issuer)

                                  COMMON STOCK
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                   593261 10 0
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                                 (CUSIP Number)

                                Timothy G. Ewing
                              Fisher Ewing Partners
                                2200 Ross Avenue
                                 Suite 4660 West
                               Dallas, Texas 75201
                                 (214) 999-1900
--------------------------------------------------------------------------------
    (Name, Address, Telephone Number of Person Authorized to Receive Notices
                              and Communications)

                                  April 7, 1997
--------------------------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d- 1(b)(3) or (4), check the following box [ ].

Check the following box if a fee is being paid with the statement [ ]. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                Page 1 of 9 Pages

-----------------------------------          -----------------------------------
CUSIP No. 593261 10 0                                         Page 2 of 9 Pages
-----------------------------------          -----------------------------------




================================================================================
1.  NAME OF REPORTING PERSON
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
    Fisher Ewing Partners
--------------------------------------------------------------------------------
2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF GROUP                 (a) / /



                                                                   (b) / /


--------------------------------------------------------------------------------
3.  SEC USE ONLY
--------------------------------------------------------------------------------
4.  SOURCE OF FUNDS
    WC
--------------------------------------------------------------------------------
5.  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS PURSUANT
    TO ITEMS 2(d) OR 2(e)                                              / /


    Not applicable
--------------------------------------------------------------------------------
6.  CITIZENSHIP OR PLACE OR ORGANIZATION
    Texas
--------------------------------------------------------------------------------
7.  NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING
    PERSON WITH SOLE VOTING POWER
    529,627
--------------------------------------------------------------------------------
8.  NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING
    PERSON WITH SHARED VOTING POWER
    -0-
--------------------------------------------------------------------------------
9.  NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING
    PERSON WITH SOLE DISPOSITIVE POWER
    529,627
--------------------------------------------------------------------------------
10.  NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING
     PERSON WITH SHARED DISPOSITIVE POWER
     -0-
--------------------------------------------------------------------------------
11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH
     REPORTING PERSON
     529,627
--------------------------------------------------------------------------------
12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES                                                    / /


--------------------------------------------------------------------------------
13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
     14.97%
--------------------------------------------------------------------------------
14.  TYPE OF REPORTING PERSON
     PN
================================================================================

------------------------------------         -----------------------------------
CUSIP No. 593261 10 0                                          Page 3 of 9 Pages
-----------------------------------          -----------------------------------


================================================================================
1.  NAME OF REPORTING PERSON
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
    Value Partners, Ltd.
--------------------------------------------------------------------------------
2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF GROUP                 (a) / /



                                                                   (b) / /


--------------------------------------------------------------------------------
3.  SEC USE ONLY
--------------------------------------------------------------------------------
4.  SOURCE OF FUNDS
    WC
--------------------------------------------------------------------------------
5.  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS PURSUANT
    TO ITEMS 2(d) OR 2(e)                                              / /


    Not applicable
--------------------------------------------------------------------------------
6.  CITIZENSHIP OR PLACE OR ORGANIZATION
    Texas
--------------------------------------------------------------------------------
7.  NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING
    PERSON WITH SOLE VOTING POWER
    529,627
--------------------------------------------------------------------------------
8.  NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING
    PERSON WITH SHARED VOTING POWER
    -0-
--------------------------------------------------------------------------------
9.  NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING
    PERSON WITH SOLE DISPOSITIVE POWER
    529,627
--------------------------------------------------------------------------------
10.  NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING
     PERSON WITH SHARED DISPOSITIVE POWER
     -0-
--------------------------------------------------------------------------------
11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH
     REPORTING PERSON
     529,627
--------------------------------------------------------------------------------
12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES                                                    / /


--------------------------------------------------------------------------------
13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
     14.97%
--------------------------------------------------------------------------------
14.  TYPE OF REPORTING PERSON
     PN
================================================================================

------------------------------------         -----------------------------------
CUSIP No. 593261 10 0                                          Page 4 of 9 Pages
------------------------------------         -----------------------------------




================================================================================
1.  NAME OF REPORTING PERSON
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
    Timothy G. Ewing SARSEP IRA Account
--------------------------------------------------------------------------------
2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF GROUP                 (a) / /



                                                                   (b) / /


--------------------------------------------------------------------------------
3.  SEC USE ONLY
--------------------------------------------------------------------------------
4.  SOURCE OF FUNDS
    PF
--------------------------------------------------------------------------------
5.  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS PURSUANT
    TO ITEMS 2(d) OR 2(e)                                              / /


    Not applicable
--------------------------------------------------------------------------------
6.  CITIZENSHIP OR PLACE OR ORGANIZATION
    Texas
--------------------------------------------------------------------------------
7.  NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING
    PERSON WITH SOLE VOTING POWER
    1,450
--------------------------------------------------------------------------------
8.  NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING
    PERSON WITH SHARED VOTING POWER
    -0-
--------------------------------------------------------------------------------
9.  NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING
    PERSON WITH SOLE DISPOSITIVE POWER
    1,450
--------------------------------------------------------------------------------
10.  NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING
     PERSON WITH SHARED DISPOSITIVE POWER
     -0-
--------------------------------------------------------------------------------
11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH
     REPORTING PERSON
     1,450
--------------------------------------------------------------------------------
12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES                                                    / /


--------------------------------------------------------------------------------
13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
     0.04%
--------------------------------------------------------------------------------
14.  TYPE OF REPORTING PERSON
     EP
================================================================================

------------------------------------         -----------------------------------
CUSIP No. 593261 10 0                                          Page 5 of 9 Pages
------------------------------------         -----------------------------------




================================================================================
1.  NAME OF REPORTING PERSON
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
    Timothy G. Ewing IRA Account
--------------------------------------------------------------------------------
2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF GROUP                 (a) / /



                                                                   (b) / /


--------------------------------------------------------------------------------
3.  SEC USE ONLY
--------------------------------------------------------------------------------
4.  SOURCE OF FUNDS
    PF
--------------------------------------------------------------------------------
5.  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS PURSUANT
    TO ITEMS 2(d) OR 2(e)                                              / /


    Not applicable
--------------------------------------------------------------------------------
6.  CITIZENSHIP OR PLACE OR ORGANIZATION
    Texas
--------------------------------------------------------------------------------
7.  NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING
    PERSON WITH SOLE VOTING POWER
    27,752
--------------------------------------------------------------------------------
8.  NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING
    PERSON WITH SHARED VOTING POWER
    -0-
--------------------------------------------------------------------------------
9.  NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING
    PERSON WITH SOLE DISPOSITIVE POWER
    27,752
--------------------------------------------------------------------------------
10.  NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING
     PERSON WITH SHARED DISPOSITIVE POWER
     -0-
--------------------------------------------------------------------------------
11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH
     REPORTING PERSON
     27,752
--------------------------------------------------------------------------------
12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES                                                    / /


--------------------------------------------------------------------------------
13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
     0.78%
--------------------------------------------------------------------------------
14.  TYPE OF REPORTING PERSON
     EP
================================================================================

------------------------------------         -----------------------------------
CUSIP No. 593261 10 0                                          Page 6 of 9 Pages
------------------------------------         -----------------------------------


                         Amendment No. 3 to SCHEDULE 13D

         This statement amends ("Amendment No. 3") the Schedule 13D, Amendment No. 1 ("Amendment No. 1") and Amendment No. 2 ("Amendment No. 2") to the
Schedule 13D filed by Value Partners, Ltd. ("VP"), Fisher Ewing Partners ("FEP"), the Timothy G. Ewing SARSEP IRA Account (the "Account") and the Timothy
G. Ewing IRA Account (the "IRA") with the Securities and Exchange Commission on November 20, 1996, December 24, 1996 and January 10, 1997, respectively, with respect to the shares of common stock, no par value per share ("Common Stock"), of Miami Computer Supply Corporation, an Ohio corporation (the "Issuer"). The
Schedule 13D and Amendment Nos. 1 and 2 are collectively referred to herein as the "Schedule 13D" where the context so permits. All defined terms refer to terms defined herein and in the Schedule 13D, and Amendments Nos. 1 and 2. Notwithstanding this Amendment No. 3, the Schedule 13D and Amendment Nos. 1 and 2 speak as of their respective dates. The Schedule 13D is amended only to the extent set forth below:

         Item 3.  Source and Amount of Funds or Other Consideration.

         On April 2, 1997, VP purchased a total of 40,000 shares of Issuer's Common Stock for settlement on April 7, 1997 for a total purchase price of $380,000. VP's source of funds for such purchases was its working capital (i.e., its partnership capital account).

         Item 5.  Interest in Securities of the Issuer.

                  a. The aggregate number of shares of the Issuer's Common Stock beneficially owned by VP as of April 7, 1997 was 529,627, representing 14.97% of the Issuer's 3,538,000 outstanding shares of Common Stock as of March 19, 1997, the date of the share calculation set forth in the Issuer's Form 10-K for the year ended December 31, 1996. The Account directly (and Mr. Ewing indirectly) beneficially owns 1,450 shares of the Issuer's Common Stock, which represents 0.04% of the Issuer's outstanding shares of Common Stock as of March 19, 1997. The IRA directly (and Mr. Ewing indirectly) beneficially owns 27,752 shares of the Issuer's Common Stock, which represents 0.78% of the Issuer's outstanding shares of Common Stock as of March 19, 1997. Except with respect to shares owned by the Account or the IRA, none of FEP or Messrs. Fisher or Ewing directly owns any shares of Common Stock. By reason of the provisions of Rule 13d-3 under the Exchange Act, each of FEP and Messrs. Fisher and Ewing may be deemed to beneficially own the 558,829 shares of Common Stock owned by VP, the Account and the IRA, but FEP and Mr. Fisher disclaim the beneficial ownership of all 558,829 shares, and Mr. Ewing disclaims the beneficial ownership of 529,627 shares, pursuant to Rule 13d-4.

                  b. VP has the sole power to vote and the sole power to dispose of the shares of Common Stock owned by it through its general partner, FEP, and FEP acts solely through its general partners, Messrs. Fisher and Ewing. Accordingly, each of FEP and Messrs. Fisher and Ewing may be deemed to have sole voting and dispositive power with respect to the shares of Issuer's Common Stock owned by VP.

------------------------------------         -----------------------------------
CUSIP No. 593261 10 0                                          Page 7 of 9 Pages
------------------------------------         -----------------------------------


                  Mr. Ewing has the sole power to vote and dispose of the shares of Common Stock owned by the Account and the IRA.

                  c. Except as disclosed in Item 3 of this Amendment No. 3, none of VP, FEP, Messrs. Fisher or Ewing, the Account or the IRA has effected any transaction in the Issuer's Common Stock within the past 60 days.

                  d. No person or entity other than VP has the right to receive, or the power to direct the receipt of, dividends from, or the proceeds from the sale of, the shares of the Issuer's Common Stock beneficially owned by VP.

                  No person or entity other than the Account has the right to receive, or the power to direct the receipt of, dividends from, or the proceeds from the sale of, the shares of the Issuer's Common Stock beneficially owned by the Account.

                  No person or entity other than the IRA has the right to receive, or the power to direct the receipt of, dividends from, or the proceeds from the sale of, the shares of the Issuer's Common Stock beneficially owned by the IRA.

                  e. Not applicable.

         Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

         As of the date of the execution of this Amendment No. 3, (except for the separate custodial account agreements for the Account and the IRA by and between Mr. Ewing and Fiduciary Trust Company, the custodian of such accounts, which Mr. Ewing does not believe to be applicable under Item 6), none of VP, FEP, Messrs. Fisher or Ewing, the Account or the IRA is a party to any contract, arrangement, understanding or relationship among themselves or with any other person with respect to any securities of the Issuer, including but not limited to transfer or voting of any of the Common Stock, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, the giving or withholding of proxies or pledge or otherwise subject to a contingency the occurrence of which would give another person voting or investment power over the Common Stock, other than the agreement among VP, FEP and Messrs. Fisher and Ewing, the Account and the IRA with respect to the filing of this Amendment No. 3 and any amendments thereto, which agreement is attached as Exhibit A hereto.

Item 7.  Material to be Filed as Exhibits

         Exhibit A -- Agreement among VP, FEP, Messrs. Fisher and Ewing, the Account and the IRA with respect to the filing of Amendment No. 3 to the
Schedule 13D.

------------------------------------         -----------------------------------
CUSIP No. 593261 10 0                                          Page 8 of 9 Pages
------------------------------------         -----------------------------------


                                   SIGNATURES


         After reasonable inquiry and to the best of the knowledge and belief of the undersigned, the undersigned certifies that the information set forth in this Amendment No. 3 to the Schedule 13D is true, complete and correct.


Value Partners, Ltd.

By:      Fisher Ewing Partners,
         its General Partner


         /s/Timothy G. Ewing
         -------------------------
         Timothy G. Ewing, Partner

Date:    April 17, 1997


Fisher Ewing Partners


By:      /s/Timothy G. Ewing
         -------------------------
         Timothy G. Ewing, Partner

Date:    April 17, 1997


Timothy G. Ewing SARSEP IRA


By:      /s/Timothy G. Ewing
         -------------------
         Timothy G. Ewing
         Beneficiary

Date:    April 17, 1997


Timothy G. Ewing IRA


By:      /s/Timothy G. Ewing
         -------------------
         Timothy G. Ewing
         Beneficiary

Date:  April 17, 1997

------------------------------------         -----------------------------------
CUSIP No. 593261 10 0                                          Page 9 of 9 Pages
------------------------------------         -----------------------------------


                                    EXHIBIT A

                                    AGREEMENT

         This will confirm the agreement by and among all of the undersigned that the Amendment No. 3 to the Schedule 13D filed on or about April 18, 1997, and any amendments thereto with respect to the beneficial ownership of the undersigned of the shares of Common Stock of Miami Computer Supply Corporation, an Ohio corporation, is being filed on behalf of each of the parties named below. This Agreement may be executed in two or more counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument.

Value Partners, Ltd.

By:      Fisher Ewing Partners,
         its General Partner


         /s/Timothy G. Ewing
         -------------------------
         Timothy G. Ewing, Partner

Date:    April 17, 1997

Fisher Ewing Partners


By:      /s/Timothy G. Ewing
         -------------------------
         Timothy G. Ewing, Partner

Date:    April 17, 1997

Timothy G. Ewing SARSEP IRA


By:      /s/Timothy G. Ewing
         -------------------
         Timothy G. Ewing
         Beneficiary

Date:    April 17, 1997

Timothy G. Ewing IRA


By:      /s/Timothy G. Ewing
         -------------------
         Timothy G. Ewing
         Beneficiary

Date:    April 17, 1997